PAID, INC.
                                4 Brussels Street
                               Worcester, MA 01610

                                January 31, 2008

VIA EDGAR

William Choi
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C, 20549

Dear Mr. Choi:

On behalf of Paid, Inc. (the "Company"), we hereby respond to the staff's comment letter dated December 31, 2007. The following repeats your comment with the Company's response:

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Revenue Sources, page 6

      1. Question - You disclose that 90% of your 2006 revenues were derived from celebrity services, fan club management, and ticketing and fan experiences, almost all of which is from one artist. Please confirm if 90% of your overall celebrity services revenues or 90% of your fan experience revenues related to one artist. In light of the significance of one artist to your revenues, please disclose the name of this artist in future filings.

      Response - 90% of 2006 total revenues were derived from celebrity services, fan club management, and ticketing and fan experiences. Of this 90%, 97% was derived from one artist. The term "celebrity services" is a broad term that includes, but is not limited to, ticketing, fan club management and memberships, sales of fan experiences, and sales of artists' merchandise. The major performing artist responsible for this revenue was Aerosmith through its licensing entity, Rag Doll Merchandising, Inc. In future filings the Company will disclose the name of the artist and attempt to express these concepts more clearly.

Management's Discussion and Analysis or Plan of Operation

Critical Accounting Policies, page 11

      2. Question - Please revise the discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in assumptions used in determining your inventory reserve would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350.

      Response - In future filings the Company will expand its discussion of critical accounting policies to focus on assumptions and uncertainties that underlie its critical accounting estimates. The assumptions and uncertainties to be addressed would include determination of any inventory valuation allowances and a discussion of historical experience, future economic conditions or trends that might impact the sales value of inventories, that valuation of the collectibles portion of the inventory is more subjective than with more standard inventories, and that general economic conditions or clients' performance might make sale or disposition of the inventories more or less difficult. Furthermore, increases in this reserve will cause a decline in operating results, because such increases are recorded as charges against income.

      The discussion of property and equipment will be eliminated in 2007, since its significance to the Company, and to future operations, is becoming significantly less critical.

Results of Operations, page 11

      3. Question - We note that the primary reason for the increase in your revenues from fiscal 2005 to 2006 related to the timing and frequency of performing artist tours. Since the timing and frequency of tours can create variability in your statements of operations, please expand your MD&A to specifically focus on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results. Your discussion should include descriptions and amounts of:

            o Matters that are expected to have a material impact on future operations but that have not had an impact in the past;

            o Matters that have had a material impact on reported operations but are not expected to have an impact upon future operations, and;

            o Matters that have had a material impact on past operating results and involve prospective effects.

      In particular, you should discuss the specific tours that were held in the historical periods and indicate whether the artist has planned tours for future periods. Similarly, you should discuss whether clients who did not schedule tours in the past have scheduled tours in the future. If future tours or other activities have been planned, you should discuss the timing and frequency of those activities.

            Response - In future filings, we will expand our discussion related to material events and uncertainties known to management that will cause reported financial information not to be necessarily indicative of future operating results.

            Matters that are expected to have a material impact on future operations, but that have not had an impact in the past, would include announced artists' tour dates as of the filing date. Unfortunately, performing artists generally do not announce their specific tour plans and dates until approximately 45 to 120 days prior to the first concert. Consequently, forward looking information will often be exceedingly unpredictable. Historically we have been reticent to provide such information due to the high degree of uncertainty associated with it.

            Matters that have had a material impact on reported operations but are not expected to have an impact upon future operations would include the conclusion of artists' tours. Oftentimes artists announce extensions of tours and dates on the same relatively short notice as they do in announcing tours, 45 to 120 days. Historically we also have been reticent to provide such information due to the high degree of uncertainty associated with it.

            Matters that have had a material impact on past operating results and involve prospective effects, if any, would also be addressed.

      4. Question - Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, we note that approximately $4 million of the increase in your revenues from fiscal 2005 to 2006 was related to the tours of performing artists. Please supplement this disclosure by explaining in reasonable detail the specific tours that were held in fiscal 2006 and, if a particular tour led to a material increase in revenues, please quantify the revenues directly attributable to that performing artist. We further note your disclosure that the decrease in selling, general and administrative expenses from fiscal year 2005 to 2006 was partially offset by increases in professional fees of $227,000. Please explain in reasonable detail the reasons why professional fees increased. See SEC Release No. 33-8350.

            Response - In future filings we will provide reasons underlying changes in revenues. We will also endeavor to quantify, in reasonable detail, the specific tours that led to increases in revenues. The same types of information will be provided with respect to material changes in operating expenses.

            In 2006, the $4 million increase in revenue was substantially all (95%) related to a tour by one artist, Aerosmith, that began during the fourth quarter of 2005, continued into the first quarter of 2006, was suspended for some period of time, recommenced late in the third quarter of 2006, and ran into the fourth quarter of 2006. The increase in professional fees relates to fees incurred related to new business referrals and commissions, graphic design charges for our websites, and strategic planning.

      5. Question - In future filings please provide a discussion and analysis of the period-to-period change in gross profit of your celebrity services.

            Response: We will provide a discussion and analysis of the period to period change in gross profit of our celebrity services in future filings.

Working Capital and Liquidity, page 13

      6. Question - In future filings please provide a more informative analysis and discussion of cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your revised discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements. Please refer to SEC Release No. 33-8350.

            Response - We will expand the discussion of cash flows from operating activities in future filings. The expanded discussion will include changes in the components of working capital for each period presented, including reasons and implications of material changes between periods. The expanded discussion will comply with SEC Release No. 33-8350.

      7. Question - Although you disclose on page 14 that you have sufficient cash commitments to fund operations during the next 12 months, you disclose on page 13 that you may need an infusion of additional capital to fund anticipated operating costs over the next 12 months. Please address this apparent inconsistency. If a material deficiency in liquidity exits or is expected to exist, please either indicate the course of action you have taken or plan to take to remedy the deficiency, or state that you are currently unable to address the deficiency.

            Response - We intended the language on page 14 to be responsive to the language on page 13. The second paragraph under working capital initially raises the possible need (may) for additional capital to fund operating costs over the next twelve months and the discussion later in this same paragraph on page 14 addresses where the Company intends to generate any needed capital (from the assignment of call options). In addition, the final two sentences in this paragraph raise the uncertainty with respect to this plan when it says "However, there can be no assurance that the assignment of the call options can be concluded on reasonably acceptable terms. If assignments of the call options are not made, management may need to seek alternative sources of capital to support operations."

Controls and Procedures, page 14

      8. Question - You state that there were no significant changes in your internal controls or in other factors that could significantly affect those controls subsequent to the date of their evaluation. Please confirm to us, if true, that there were no changes in your internal controls that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting. In future filings, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting.

            Response - Management confirms that there were no changes in Company internal controls that occurred during the last fiscal quarter of calendar year 2006 that have materially affected or are reasonably likely to materially affect internal control over financial reporting. In future filings, Management and the Company will disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, internal control over financial reporting.

Consolidated Statements of Cash Flows, page F-6

      9. Question - Please tell us the nature of the "Common stock issued in payment of professional and consulting fees," "Issuance of common stock pursuant to exercise of stock options granted to employees for services" and "Common stock issued in payment of interest" line items. If these amounts do not relate to the add-back of non-cash expenses, please explain why each line item should be presented in operating activities and not presented within another cash flow category or as a non-cash investing or financing activity.

            Response - Amounts reported as "Common stock issued in payment of professional and consulting fees" and "Issuance of common stock pursuant to exercise of stock options granted to employees for services" represent payments under the 2001 Non-Qualified Stock Option Plan (the "2001 Plan"), which is more fully described in Note 7 to the financial statements. Under the 2001 Plan, employees and consultants may elect to receive their compensation in the form of options, exercisable at $.001 per share, to acquire the number of shares of the company's common stock equal to their gross compensation divided by the fair value of the stock on the date of grant.

            The "Common stock issued in payment of interest" represents interest on the second loan agreement disclosed in Note 9 to the financial statements. The terms of the related convertible note provided that the Company could pay interest in either cash or stock, at its option.

            In as much as none of these three items produced any cash proceeds (a financing activity) but rather paid operating costs (operating activities) these transactions have been presented as operating activities. Since they do not, in the opinion of management, fit the definitions of financing or investing activities, SFAS No. 95 would require that they be operating activities. This would also preclude them from being reported as non-cash financing or investing activities.

      10. Question - As required by paragraph 32 of SFAS 95, please disclose all non-cash investing and financing activities.

            Response - The Company has disclosed all non-cash investing and financing activities as required by SFAS 95. In note 9 we have provided disclosures of the amounts of convertible debt that were paid through conversions to common stock in non-cash transactions in accordance with SFAS 95, paragraph 32.

Note 3. Summary of Significant Accounting Policies, page F-7

      11. Question - Please disclose the types of expenses that you include in the cost of revenues line item and the types of expenses that you include in the selling, general and administrative expenses line item.

            Response - The cost of revenues line item includes event tickets, catering, merchandise, and commissions paid to celebrities. Selling, general, and administrative expenses include travel, payroll, credit card commissions, postage and handling, and other general and administrative costs. In future filings we will provide additional disclosures with respect to the types of expenses included in cost of revenues and selling, general and administrative expenses.

Revenue Recognition, page F-8

      12.   Question  -  You  disclose   that  revenues   associated   with  fan
            experiences are "generally" reported gross under the criteria of EITF 99-19. Please explain the types of fan experience revenues you present on a gross basis, the types you present on a net basis, and tell us how those presentations meet the applicable criteria of EITF 99-19.

            Response - The Company considers the guidance provided in EITF 99-19 in determining whether revenues should be reported on a net or gross basis. The Company considers paragraphs 7 through 20 of EITF 99-19 in making this determination with respect to each artist represented, and each related contract. As a result of this consideration, the Company has concluded that substantially all fan experience revenues should be reported on a gross basis in accordance with paragraphs 7 through 14 of EITF 99-19. The Company is generally the primary obligor in these arrangements, has general risk of inventory loss (both strong indicators), has latitude in establishing pricing, is involved in the determination of the contents of the fan experience, and has credit risk with respect to transactions. There are a few arrangements where this is not the case and which are reported on a net basis. For example, there are occasionally situations where the Company merely receives a fee (commission) on ticket sales, and these are reported on a net basis.

      13. Question - You disclose that fan club membership fees are recognized when the member joins and all direct costs associated with the membership have been incurred. Please tell us the point at which all direct costs are typically incurred. If you do not defer recognition of fan club membership fees, please tell us how your accounting policy complies with SAB Topic 13.A.3.f. Please ensure your response discusses the benefits members receive and the length of their membership.

            Response - Fan club memberships are sold for $30 to $60 for one year terms. They generally include a membership kit of tangible goods, access to the fan club website, the opportunity to participate in advance ticket sales, and the opportunity to acquire a fan experience to the artist's concerts should the artist go on tour, and a newsletter delivered via email.

            SAB Topic 13.A.3.f addresses a number of issues that are similar to this arrangement, but not exactly the same. The only direct cost of providing these memberships is the membership kit of tangible goods that is shipped to the member upon joining. The remaining components are intangible in nature, perfunctory to the membership, and require the company to incur no incremental costs. There is no requirement that any further payments be made by the member unless the member elects to avail themselves of the opportunities membership offers. Membership does not entitle the member to any financial discount on future services or deliverables, but merely provides the opportunity to participate in a future event, if it occurs, and then at fair value. There is no relationship between the price the member will pay for future services and the membership fee charged. Any additional benefits the member receives come with additional, non-discounted, cost to the member and additional revenue to the Company.

            Consequently, management believes that revenue recognition when a member joins, and all direct costs associated with the membership have been incurred, is appropriate.

      14. Question - You disclose that your merchandise sales are recognized at the time of shipment. Please disclose in your revenue recognition policy whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers. In addition, please tell us whether your sales agreements contain right of inspection or acceptance provisions. If your sales agreements are silent as to when title passes, please tell us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may also make the recognition of revenue upon delivery to and acceptance by the customer more appropriate. Please refer to SAB Topic 13.A.3.b.

            Response - The Company's stated shipping terms are FOB destination and the customer does have the right of inspection. These terms create a situation where revenues should be recognized only upon delivery to the customer and acceptance by the customer.

            However, the Company's historical return rate with respect to merchandise sales is less than one half of one percent. Goods are generally shipped via the United States Post Office or United Postal Service and the delivery period (number of days between shipment and delivery) is generally a matter of only two or thee days.

            Most merchandise sales are for a relatively small dollar value (the average merchandise sale is approximately $46). Merchandise sales averaged approximately $1,800 per business day and comprised only about 6% of total revenues in 2006.

            SAB Topic 13.A.3.b would indicate that such revenue should not be recognized until delivery and inspection by the customer. However, based upon the amount of revenue ($1,800 per day) and the short delivery periods (approximately 3 days) in question, any misstatement as a result of this treatment is clearly immaterial in relation to the additional administrative cost of delaying recognition until customer acceptance.

      15. Question - We note that professional athletes compensate you for your web hosting services by providing autographed memorabilia and that the related web hosting revenues are recognized upon sale of the autographed merchandise. Citing authoritative accounting guidance, please tell us why it is appropriate to defer recognition of revenue until the related merchandise is sold as opposed to recognizing the revenues when the services are provided at the fair value of the services provided or assets received, whichever is more readily determinable. In your response, please provide us with the journal entries you record upon receiving and selling the merchandise.

            Response - APB Opinion No. 29 ("APB 29"), paragraph 18 states "Accounting for nonmonetary transactions shall be based on the fair values of the assets (or services) involved, which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange. The fair value of the asset received shall be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered. Similarly, a nonmonetary asset received in a nonreciprocal transfer shall be recorded at the fair value of the asset received."

            SAB Topic 13 A. 1. states "...revenue is generally realized or realizable and earned when all of the following criteria are met:

                  o     Persuasive evidence of an arrangement exists,

                  o     Delivery has occurred or services have been rendered,

                  o     The   seller's   price   to  the   buyer   is  fixed  or
                        determinable,   and

                  o     Collectibility is reasonably assured."

            The  first  two  of  the  above   criteria  have  been  met  in  the
            transactions in question. However compliance with the last two criteria is far less clear. The price of the transactions is structured as a non-monetary transaction and, therefore, must be measured in accordance with APB 29 at the fair value of that received or that given, whichever is most reliable. In accordance with the third criteria above, it also must be fixed or determinable. The Company does not believe that either of these amounts is fixed or reasonably determinable until the merchandise is sold. In addition, these transactions do not result in the culmination of the earnings process in accordance with SFAS 153 until the merchandise is sold. If an athlete's future performance is somewhat better or worse than expected, the value of the related autographed merchandise can vary greatly. An injury to the athlete can render this value nearly worthless, and an outstanding performance can create greater value.

            Collectibilty is not reasonably assured until the merchandise is sold. The Interpretive Response to SAB Topic 13 A. 4. a. - question 1 - indicates that "A sales price or fee that is variable until the occurrence of a future event generally is not fixed or determinable until the future event occurs." If the autograph on the merchandise was only a minor portion of the value of the merchandise, this variability would be small. However, the autograph on the merchandise is potentially the portion of greatest value and, therefore, subject to the greatest variability.

            Consequently, management believes that deferral of the revenues in question until the related merchandise is sold is the only appropriate revenue recognition policy in this case. It is the only approach that allows compliance with APB 29 and the above mentioned SAB.

            Journal entries recorded upon receiving and selling the merchandise are as follows:

                  To record purchase of merchandise to be autographed, and set up corresponding inventory

                           Cost of sales                        xx
                                    Accounts payable                     xx
                           Inventory                            xx
                                    Cost of sales                        xx

                  To record autograph

                           No accounting recognition

                  To record sale of autographed merchandise and related cost of sale

                           Cash                              yy
                           Cost of sales                     xx
                                    Revenue                            yy
                                    Inventory                          xx


      16. Question - Considering that you provide several types of services and products to customers, please tell us in detail how you determined that the company has only one SFAS 131 reportable segment. Please tell us specifically each component of the company that has been identified as an operating segment as defined in paragraph 10 of SFAS 131. Notwithstanding the preceding, please provide the disclosures required by paragraph 26 of SFAS 131.

            Response - The Company provides several types of services to customers but they all center around the sale of artists' products. They are all interdependent upon one another, and represent only one discreet segment. Paragraph 10 of SFAS 131 defines an operating segment as "... a component of an enterprise a) that engages in business activities from which it may earn revenues and incur expenses, b) whose operating results are regularly reviewed by the enterprise's chief operation decision maker to make decisions about resources to be allocated to the segment and assess its performance, and c) for which discrete financial information is available." For the year ended December 31, 2006 over 90% of the Company's revenues related to those core operations and no other revenue stream comprised over 6% of total revenues. Management does not track operating results for these small components nor are they regularly reviewed by the enterprise's chief operation decision maker to make decisions about resources to be allocated to them. Other than the sale of fan club memberships, fan experiences, and related merchandise (all of which are considered and evaluated as one unit), all other operations are considered immaterial. Furthermore, complete discreet financial information is not tracked on a component basis. Consequently, under the definition of a segment provided by SFAS 131 paragraph 10, the Company does not have more than one discreet operating segment.

            In future filings, we will provide the disclosures required by paragraph 26 of SFAS 131. This disclosure will indicate that management has ascertained that the Company has but one discreet operating segment, which consists of activities surrounding the sale of fan experiences and memberships and merchandise for performing artists. Any further evaluation of this activity is performed only at the artist level.

Shipping and Handling fees and costs, page F-9

      17. Question - Please tell us and disclose the statement of operations line item in which you classify shipping and handling costs.

            Response - As discussed in Note 3, Shipping and handling costs are included in Selling, General and Administrative costs. In future filings we will be more specific in the disclosures in Note 3, Summary of Significant Accounting Policies, as to exactly which line item of expense includes these costs.

Note 5. Intangible Assets, page F-12

      18. Question - Although the gross amount of your intangible assets is material, we note that the net amount is immaterial. Please tell us if any of the assets included in your intangible asset table are no longer being utilized and/or are fully depreciated.

            Response - The only intangible asset that was not fully depreciated at December 31, 2006 was the patent pending. All other intangible assets were fully depreciated. Several of the fully depreciated assets are no longer being utilized, but still do have value and could be sold. The fully depreciated intangible assets are carried on the books until such time as they become fully depreciated or written off for income tax purposes. In future filings we will report the fully depreciated assets net.

Note 7. Common Stock, page F-13

      19. Question - We note that you entered into a settlement agreement with a seller whereby you received options to purchase two million of your own shares. We further note that you assign these options to individuals in return for cash payments. Citing authoritative accounting guidance, please tell us in detail how you accounted for these transactions. Please ensure you tell us the nature of your disputes with the seller and why it appears the settlement did not result in a purchase price adjustment. Please also provide us with the journal entries you recorded upon the seller's grant of the options and your sale of the options to third parties.

            Response - In a 2001 transaction, seller, Rotman Collectibles, Inc., and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Rotman Collectibles, Inc., a Massachusetts corporation, was merged into the Company's Delaware subsidiary, now named Rotman Collectibles, Inc. Leslie Rotman
            ("Seller") is the mother of Gregory Rotman, President of the Company, and Richard Rotman, CFO/Vice President/Secretary of the Company. As part of the purchase, the Company brought approximately $1,000,000 of movie poster inventory.

            Following the merger, there was an ongoing dispute that the Company had overpaid for the inventory of movie posters. The inventory valuation was determined by an appraiser who was engaged by Seller and the Company. The basis of the dispute was that the posters were selling at prices well below the appraised value. Seller contended that the appraisal of the posters was made independently, based upon knowledge at the time, and that if the posters sold for a lower retail value, it is due to timing of the sales and a general decline in retail sales over the past several years.

            On May 9, 2005, the Company entered into a Settlement Agreement and Mutual Release with Seller to settle all outstanding disputes regarding the value paid and the value received. Seller delivered 2,000,000 shares of the Company's common stock into escrow, with a fair market value of $600,000 based on the closing bid price of $.30 on May 6, 2005 and granted the Company an option to purchase the shares for $.001 per share. The option is assignable by the Company and expired one year from the date of grant (expiration date now extended to May 9, 2008). The Company initially recorded a debit to investment in call options, and credits to gain on settlement and inventory. The credit to gain on settlement was calculated as the amount of losses previously recognized on sales of the posters and the credit to inventory represented the proportionate valuation adjustment for inventory still on hand.

            Each reporting period, the investment in call options was marked to market with gain or loss recognized in the statement of operations. As options were assigned, the difference between the carrying value of the options and the proceeds was also recognized in the statement of operations. This resulted in realized and unrealized gains booked for the year ended December 31, 2006 of $319,973 and a loss booked for the year ended December 31, 2005 of $202,490, both prior to any restatement. Net loss for the years ended December 31, 2006 and 2005 was $1,384,135 and $3,100,652 (prior to any restatement). The option granted was issued by the seller and we initially did not view it as "trading in their own stock".

            As the options were exercised (stock transferred to new owners, third parties) and cash received, cash was debited and the investment was credited. During 2006 and 2005, the Company assigned options to purchase 800,000 and 375,000 shares of stock from Leslie Rotman to certain individuals in exchange for $96,885 and $331,848, respectively.

            The Company initially viewed the above transaction as a purchase price adjustment as if cash was received. However, the consideration received by the Company was not cash, but the right to purchase its own stock. See our response in comment number 25 for a description of the restatement. We have recorded the transaction included in our restated 10KSB based upon Accounting Research Bulletin 43 which addresses whether a Company can recognize a gain or loss on the sale of its own stock within its own statement of operations. If this transaction were deemed to be related party forgiveness of debt, similar to this purchase price adjustment, the guidance within the SEC Accounting Disclosure Rules and Practices Official Text, Topic
            Seven: Related Party Matters and APB 26, paragraph 20, footnote 1 state that forgiveness of debt between related parties is a capital transaction.

            Based upon the guidance above, there should be no entry until the call options are exercised, at which time the exercises should be recorded as increases to cash and to APIC. Accordingly, the Company restated our previously filed 10KSB which reflected the unwinding of all activity previously recorded related to this agreement and the proper recording of the transaction as discussed above.

      20. Question - We note that you issue stock-based compensation to non-employees. Please consider segregating stock option information between employee and non-employee issuances or clarifying your disclosures accordingly.

            Response - Although the disclosures in Note 7 related to the 2001 Plan speak to options granted to employees and non-employees in total, and not segregated, these amounts are, in fact, segregated in the statements of changes in shareholders' equity (deficit) and cash flows. We believe that the disclosures provided, and presentation of the statement of changes in shareholders' equity, are appropriate and adequate to provide a clear understanding of the transactions. However, we will consider providing enhanced disclosures in future filings to segregate this option information. There was no activity with respect to any other stock based compensation to non- employees during 2006 and 2005. Any SFAS 123 amortization related to them was reported during prior years and none of the related options have been exercised.

      21. Question - You disclose on page F-15 that you granted options for approximately 7.9 and 8.3 million shares aggregating approximately $1.3 and $1.6 million during fiscal 2006 and 2005, respectively. Please provide us with the following information regarding these option grants:

                  o Please explain why it appears you did not recognize any stock based compensation expense during fiscal 2005 or 2006 related to these option grants. If you granted these options to non-employees for services received, please clarify your disclosures;

                  o Please clarify what the $1.3 and $1.6 million figures represent;

                  o Please explain why your footnote does not include an options rollforward for your 2001 Plan. Please ensure you provide this table in future filings; and

                  o If you granted a material number of options during fiscal 2005 and 2006 and all but 99,054 options granted under the 2001 Plan were exercised, please explain why your statements of cash flows reflect no proceeds from the exercise of stock options during fiscal 2006 and only $536 during fiscal 2005.

            Response - Under the 2001 Plan, as disclosed in Note 7, "employees and consultants may elect to receive their gross compensation in the form of options, exercisable at $.001 per share, to acquire the number of shares of the Company's common stock equal to their gross compensation divided by the fair value of the stock on the date of grant." Consequently, there was no stock based compensation recognized in excess of the intrinsic value of these option grants. The Company is issuing options to employees in lieu of payroll, and to consultants in lieu of personal service fees, so the expenses are reported as payroll and consulting fees and not as share based compensation.

            The $1.3 million and $1.6 million figures represent the intrinsic value of the options which equal the payroll and consulting fees related to the 7.9 and 8.3 million option shares.

            The footnote does not include an option roll-forward for the 2001 Plan, since all options granted during the year were exercised during the year. The 99,054 options outstanding represent options granted in a prior year. These options were outstanding at both December 31, 2005 and 2006. During 2004 the Company granted 635,418 of these options and 536,364 were exercised during 2005. In future filings the option roll-forward will include those associated with the 2001 Plan as well.

            As discussed above, the intrinsic value of the options has been recorded as compensation expense, since generally all options under the 2001 Plan are exercised nearly concurrently with their grant and generally on a cashless exercise basis. Consequently, there is no cash received in connection with the exercise of the options granted under the 2001 Plan. The $536 reported on the cash flow statement in 2005 represents the proceeds from the exercise of options granted under an old stock option plan and not the 2001 Plan.

      22. Question - As applicable and as required by paragraph A240(e.) of SFAS 123R, please disclose a description of the significant assumptions used during the periods presented to estimate the fair value of share-based compensation awards. Please also provide the disclosures required by sections (c.), (g.)(l), (h.), and (i.) of paragraph A240.

            Response - A description of the significant assumptions used to estimate fair value of the share based compensation awards should be disclosed in accordance with paragraph A240(e) of SFAS 123R, but the exercise price of all grants was the $.001 par value (a de minimis amount) and, therefore, the intrinsic value of the option is the fair value on the date of grant.

            Substantially all of the disclosures required by sections (c.), and (g.)(l) of paragraph A240 are provided in note 7 to the financial statements on page F-15. There are no non-vested awards at the balance sheet date and substantially all options were exercised on a cashless exercise basis resulting in a de minimis amount of cash received. Consequently there is nothing to disclose under sections (h.) and (i.) of paragraph A240.

            As previously discussed, all options granted during 2005 and 2006 were under the 2001 Plan and the accounting associated with them has been explained in our responses to questions 20 and 21 above. As a result of those discussions, there are no disclosures required by paragraph A240(e.) of SFAS 123R.

      23. Question - For each warrant issuance, please disclose the fair value of the underlying common stock on the issuance date, the fair value of the warrant, the methodology and assumptions used in determining fair value, and the amounts and periods over which the fair value of the warrant issuances were recorded. If you did not use the fair value of a share of your common stock to determine the fair value of your stock warrants or took a discount from the fair value of your common stock, please tell us your basis for doing so.

            Response - The warrant issuance occurred during the first week of January 2006 based upon a negotiation that took place during the last week of December 2005 when the Company's stock closed at prices between $.14 and $.19. The pricing was agreed to be $.15, reflecting about a 15% discount since the underlying shares are not registered, cannot be sold for some period of time after exercise, and the thinly traded aspect of the Company's stock. The warrants were not associated with any other financial instrument and no value, other than the $50,000 paid for it, was calculated or recorded. These warrants originally expired on January 5, 2007.

            During December 2006 the expiration date of the warrant was extended to June 1, 2008 in exchange for an additional non-refundable deposit of $50,000. The total $100,000 deposit will be applied to the purchase price upon exercise of the warrant, and forfeited if it is not exercised. Again, the pricing was agreed to be $.15, reflecting a discount from market (the average close during the week ended December 15, 2006 was $.21), since the underlying shares are not registered, can not be sold for some period of time after exercise, and the thinly traded aspect of the Company's stock. Again no value was ascribed to the warrant extension other than the $50,000 paid for it.

Note 14. Restatement, page F-18

      24. Question - We note that you restated your statements of operations for the year ended December 31, 2005 and several quarterly periods during fiscal 2005 and 2006 for the correction of an error. Please note that Item 4.02 of Form 8-K "Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review," requires a registrant to file an Item 4.02 Form 8-K if and when its board of directors, a committee of the board of directors, or the officer or officers of a registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer should be relied upon because of an error in such financial statements as addressed in APB 20 (which has since been superseded by SFAS 154). As further indicated by Question 1 of the SEC's "Current Report on Form 8-K Frequently Asked Questions," available on our website at www.sec.gov, all Item
            4.02 events must be reported on Form 8-K. Accordingly, we believe your error correction is an event reportable under Item 4.02 of Form 8-K and, therefore, you must file an Item 4.02 Form 8-K to disclose the error correction.

            Response - As described in Question 25 below, Management became aware of the possible need for a restatement on March 28, 2007. However, a definitive determination was not reached by the auditors or confirmed by Management until on or around April 3, 2007. A Form 8-K disclosure would have been required to be filed four business days after that date. The Form 10-KSB was filed on April 4, 2007, prior to the required filing date of the Form 8-K. The instructions to Form 8-K (Section B.3) state: "If the registrant previously has reported substantially the same information as required by this form, the registrant need not make an additional report of the information on this form." The Company had made the determination that the information provided in Note 14 to the Financial Statements to the Form 10-KSB was substantially the same information as required by the Form 8-K. The language in the Form 8-K instructions did not seem so ambiguous as to require a review of telephone interpretations. The Company will promptly file a Form 8-K to report the restatement event.

      25. Question - Please provide us with a complete narrative of your error correction adjustments. Please tell us when (the exact date) and how the errors were discovered. Please explain the cause of the error in further detail, including how you previously accounted for the call options. Please also explain the differences between adjustments made to cost of revenues, loss on call options, and other income. For each annual and quarterly period impacted, please provide us with a table that shows the specific statement of operations and balance sheet line items impacted by the error correction.

            Response - On March 28, 2006, our auditors identified this issue during a detailed review of the accounting treatment of the call options received in 2005 in connection with the settlement with Leslie Rotman. It was determined that the initial accounting for the settlement and the subsequent accounting for the assignment of call options may have been recorded incorrectly.

            In 2005 we initially recorded the transaction as a purchase price adjustment and recorded an investment in call options on our balance sheet. The initial journal entry we recorded was as follows:

                  Dr. Investment in call options                   600,000
                  Cr. Gain on settlement (A)                       470,550
                  Cr. Inventory (B)                                129,450

            (A) Calculated as the amount of losses previously taken on sales of the movie posters.

            (B)  Calculated  as  the  proportionate   valuation  adjustment  for
            inventory still on hand.

            In addition to the entry above we marked the investment in call options to market each month based upon the ending stock price at the end of each reporting period and recorded an unrealized gain or loss in the statement of operations. When we assigned the options to third parties we reported any related realized gain or loss in the statement of operations as well. The gain or loss on the assignment of call options was determined based upon the market price on the date of assignment less the market price on the date of inception less the proceeds received.

            It was subsequently determined that no investment should have been recorded upon the receipt of the call options because we were essentially realizing gains and losses from the sale of our own stock. Although we believe that the initial transaction was at arms length, the transaction involved the mother of the President and Chief Financial Officer of the Company. In addition, all proceeds from the assignment of the call options should have been recorded as equity transactions rather than through the statement of operations.

            We corrected our accounting by removing the investment in call options from the balance sheet. In addition we reversed the effect of marking the investment to market each quarter, as well as any realized gains or losses on the assignment of the call options. All proceeds from the assignment of call options were recorded to additional paid in capital.

            As part of the restatement, we reversed all transactions recorded in the statement of operations in the respective periods. Our initial entry reduced inventory by $129,450 and in lieu of increasing inventory, we recorded the amount to cost of revenues. We classified the initial gain on settlement as other income in our statement of operations and all mark to market activity as well as the settlement of the call options as gain/loss on call options. The table attached to this letter reflects the specific statement of operations and balance sheet line items impacted by the error correction for each annual and quarterly period impacted.

We trust that the foregoing provides the additional facts and data necessary to answer the Staff's concerns related to this accounting. Please feel free to call or contact us with any additional comments or questions.

Finally, the Company acknowledges that:

      o it is responsible for the adequacy and accuracy of the disclosure in its filings,

      o SEC staff comments, or changes to disclosure in response to SEC staff comments, do not foreclose the Commission or any person from taking any action with respect to the filing, and

      o it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,


/s/ Richard Rotman

Richard Rotman

                                  Attachment A
                    Table with respect to Question Number 25

                                                                Year ended December 31, 2005
                                    -------------------------------------------------------------------------------------
                                             Q1              Q2                 Q3               Q4               Total
                                    -------------------------------------------------------------------------------------
Investment in call options
          As previously reported                            427,500           390,000           300,625           300,625
          Adjustments                                      (427,500)         (390,000)         (300,625)         (300,625)
                                    -------------------------------------------------------------------------------------
          As restated                          --                --                --                --                --
                                    =====================================================================================
Additional Paid in Capital
          As previously reported                         22,775,957        25,252,647        25,575,959        25,575,959
          Adjustments                                       (27,000)          (96,885)          (96,885)          (96,885)
                                    -------------------------------------------------------------------------------------
          As restated                          --        22,748,957        25,155,762        25,479,074        25,479,074
                                    =====================================================================================
Retained Earnings
          As previously reported                        (24,824,826)      (25,843,105)      (26,484,487)      (26,484,487)
          Adjustments                                       454,500           486,885           397,510           397,510
                                    -------------------------------------------------------------------------------------
          As restated                          --       (24,370,326)      (25,356,220)      (26,086,977)      (26,086,977)
                                    =====================================================================================
Cost of revenue
          As previously reported                            258,612           354,594         2,291,908         2,905,114
          Adjustments                                       129,450                                               129,450
                                    -------------------------------------------------------------------------------------
          As restated                          --           388,062           354,594         2,291,908         3,034,564
                                    =====================================================================================
Gain on settlement/Other income
          As previously reported                           (470,550)               --                --          (470,550)
          Adjustments                                       470,550                                               470,550
                                    -------------------------------------------------------------------------------------
          As restated                          --                --                --                --                --
                                    =====================================================================================
Loss on call options
          As previously reported                            145,500           (32,385)           89,375           202,490
          Adjustments                                      (145,500)           32,385           (89,375)         (202,490)
                                    -------------------------------------------------------------------------------------
          As restated                          --                --                --                --                --
                                    =====================================================================================

                                                                Year ended December 31, 2006
                                    -------------------------------------------------------------------------------------
                                             Q1              Q2                 Q3               Q4               Total
                                    -------------------------------------------------------------------------------------
Investment in call options
          As previously reported          276,250           694,875           326,625                             326,625
          Adjustments                    (276,250)         (694,875)         (326,625)                           (326,625)
                                    -------------------------------------------------------------------------------------
          As restated                          --                --                --                --                --
                                    =====================================================================================
Additional Paid in Capital
          As previously reported       25,769,863        27,520,163        27,808,304                          27,808,304
          Adjustments                     (96,885)         (277,885)         (379,885)                           (379,885)
                                    -------------------------------------------------------------------------------------
          As restated                  25,672,978        27,242,278        27,428,419                --        27,428,419
                                    =====================================================================================
Retained Earnings
          As previously reported      (26,760,826)      (26,711,943)      (27,625,549)                        (27,625,549)
          Adjustments                     373,135           972,760           706,510                             706,510
                                     ------------------------------------------------------------------------------------
          As restated                 (26,387,691)      (25,739,183)      (26,919,039)               --       (26,919,039)
                                    =====================================================================================
Cost of revenue
          As previously reported        1,951,495           219,974         1,048,913                           3,220,382
          Adjustments                                                                                                  --
                                    -------------------------------------------------------------------------------------
          As restated                   1,951,495           219,974         1,048,913                --         3,220,382
                                    =====================================================================================
Loss on call options
          As previously reported           24,375          (599,625)          266,250                            (309,000)
          Adjustments                     (24,375)          599,625          (266,250)                            309,000
                                    -------------------------------------------------------------------------------------
          As restated                          --                --                --                --                --
                                    =====================================================================================